Exhibit 99.1
ILOG ANNOUNCES 2008 THIRD QUARTER RESULTS

PARIS, France and SUNNYVALE, Calif. – April 30, 2008 – ILOG® (NASDAQ: ILOG; Euronext: ILO, ISIN: FR0004042364) today announced its results for its fiscal third quarter ended March 31, 2008 with revenues of $46.1 million compared with revenues of $40.0 million in the same quarter last year.  U.S. GAAP earnings per share (EPS) for the third quarter were $0.01 (diluted) compared with a diluted EPS of $0.04 for the third quarter last year.

“The strength of our business model, which relies on geographic and channel diversity, helped license revenue growth in Europe, but was not enough to offset the impact of the U.S. economic slowdown on the sales cycles in this region,” said ILOG Chairman and CEO, Pierre Haren.

ILOG had anticipated a weak level of Business Rule Management System (BRMS) opportunities in the banking industry, especially in the U.S. However, a number of large deals in the healthcare, transportation and insurance industries also failed to materialize in a timely manner in the third quarter.  “The difficulties in the banking industry now generate more general concerns over the economy, and our customers are taking more time to launch their new projects powered by ILOG technology,” added Haren. “Increased delays in the signature of these deals have also impacted ILOG’s professional services margin, which is severely affected by underutilization of our resources in the U.S.“

Despite the strength of the euro, preemptive cost-saving measures and strict hiring restraints enabled ILOG to achieve break-even at the operating income level in the third quarter.  The Company’s cash position exceeded the $70 million mark at the end of the quarter.

Positive indicators in ILOG’s third quarter included overall revenue growth at 15% year over year, and license growth at 18%.  Geographically, Europe was noteworthy, growing at 23%, with 10% growth at constant currency rate.  The Americas grew below expectations at 7% due to the economic slowdown, which deferred some IT spending across industries.

License and maintenance revenues for the Company’s optimization tools and engines grew 23%, reflecting royalties received from several OEM partners and good demand for ILOG CPLEX®.  Key customers included a leading U.S. cable broadcasting company, which is using ILOG CPLEX for advertising scheduling, and the distribution arm of the world’s leading diamond provider.

The BRMS product line grew 10% driven mostly by demand in Europe and highlighted by large deals with IBM for a high-profile UK public sector program and Groupama, a leading French insurer, for several CRM applications.  In the quarter, ILOG was named a resounding leader in the April 2008 report “The Forrester WaveTM: Business Rules Platforms, Q2 2008” from Forrester Research, a leading IT research firm.  ILOG also shipped its ILOG Rules for .NET 3.0 product, with unparalleled integration with Microsoft® platforms and products including Microsoft Office® 2007, Microsoft Visual Studio® and Microsoft .NET® 3.0, and was named the sole leader in Business Rule Platforms vendor for .NET developers by Forrester.

Highlights for the Company’s vertical applications business was the closing of a deal with a major U.S. pharmaceutical company for ILOG Plant PowerOps® production planning and scheduling solution.  The company also launched the Carbon Footprint Extension for LogicNet Plus XE, which is expected to capitalize on the growing demand for products that allow users to evaluate the impact of various supply chain network configurations and transportation strategies on their carbon footprint, allowing companies to quickly and easily implement green supply chain initiatives.

LogicTools co-founder and MIT professor David Simchi-Levi was named Chief Science Officer of ILOG. As Chief Science Officer, Simchi-Levi will be charged with monitoring scientific and emerging technology trends to ensure the maintenance of company leadership in the competitive landscape.  He will also oversee the links between ILOG and the academic world, conduct periodic technical evaluations of ILOG technology and participate in product strategy decisions.

Business Outlook
Due to the shortfall in license revenues in the third quarter as well as expected continued pressure on licenses for the remainder of the year, ILOG is now unlikely to meet its full-year target of 20% revenue growth, but expects to achieve a double-digit increase in full-year revenues.  Furthermore, with lower margin from professional services and the continued weakness of the dollar against the euro compounding the direct impact of the license revenue shortfall on profitability, ILOG now expects to break even at the operating income level, rather than achieve the $6 million operating income previously expected.

Conference Call
ILOG management will be hosting a conference call today at 10 a.m. Eastern Time or 4 p.m. Central European Time to discuss the contents of this release. To listen, please visit http://www.ilog.com/corporate/investor and utilize the WebCast link. To participate, contact Gavin Anderson at +44 20 7554 1400.  A replay of the call will be available later.

About ILOG
ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 3,000 corporations and more than 465 leading software vendors rely on ILOG's market-leading business rule management systems, supply chain applications as well as its optimization and visualization software components, to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987 and employs more than 850 people worldwide. For more information, please visit http://www.ilog.com.

 ILOG S.A.
Consolidated Income Statements (unaudited)
In U.S. GAAP in thousands of U.S. dollars and thousands of shares, except per share data
(figures in italics are in thousands of euros and IFRS)

	Three Months Ended				Nine Months Ended
	March 31	March 31	March 31	March 31	March 31	March 31	March 31	March 31
	2008	2007	2008	2007	2008	2007	2008	2007
Revenues:
License fees	$21,193	$17,922	€13,938	€13,605	$59,672	$52,985	€40,963	€40,760
Maintenance	12,986	10,916	8,650	8,326	39,166	32,130	27,197	24,868
Professional services	11,884	11,200	7,840	8,518	36,012	30,045	24,923	23,185
Total revenues	46,063	40,038	30,428	30,450	134,850	115,160	93,083	88,813

Cost of revenues:
License fees	336	427	223	326	955	908	663	698
Maintenance	1,440	1,283	960	978	3,995	3,896	2,758	3,006
Professional services	10,597	8,793	7,028	6,691	30,872	23,285	21,378	17,971
Total cost of revenues	12,373	10,503	8,211	7,995	35,822	28,089	24,799	21,675

Gross profit	33,690	29,535	22,217	22,455	99,028	87,071	68,284	67,138

Operating expenses:
Marketing and selling	18,692	16,240	12,407	12,350	54,220	46,140	37,327	35,550
Research and development	9,236	9,269	6,205	6,933	27,864	24,439	19,279	18,795
General and administrative	5,713	3,207	3,794	2,338	17,445	13,555	12,053	10,272
Total operating expenses	33,641	28,716	22,406	21,621	99,529	84,134	68,659	64,617

Income (loss) from operations	49	819	(189)	834	(501)	2,937	(375)	2,521
Net interest income and other	517	590	326	434	1,614	1,726	1,066	1,286
Income (loss) before taxation	566	1,409	137	1,268	1,113	4,663	691	3,807
Income taxes expense	166	300	103	224	546	1,335	369	1,017
Net income of fully consolidated subsidiaries	400	1,109	34	1,044	567	3,328	322	2,790
Equity (loss) in earnings of affiliates	(235)	(316)	(152)	(239)	(124)	(396)	(74)	(299)
Net income	$165	$793	€(118)	€805	$443	$2,932	€248	€2,491

Earnings per share
- Basic	$0.01	$0.04	€(0.01)	€0.04	$0.02	$0.16	€0.01	€0.14
- Diluted	$0.01	$0.04	€(0.01)	€0.04	$0.02	$0.16	€0.01	€0.13

Share and share equivalents used in per share calculations
- Basic	18,475	18,173	18,475	18,173	18,524	18,117	18,524	18,117
- Diluted	18,054	18,774	18,055	18,840	18,309	18,689	18,336	18,776

ILOG S.A.
Condensed Consolidated Balance Sheets (unaudited)
In thousands of U.S. dollars
 (figures in italics are in thousands of euros and IFRS)

	March 31	June 30	March 31	June 30
	2008	2007	2008	2007
Assets
Current assets:
Cash and cash equivalents	$70,225	$46,040	€44,703	€40,781
Short-term investments	18	8,616	-	-
Accounts receivable	41,817	42,161	26,446	31,219
Other receivables and prepaid expenses	15,407	12,873	8,961	8,656
Total current assets	127,467	109,690	80,110	80,656

Long-term assets:
Tangible and intangible assets - net	15,937	16,480	10,078	12,204
Other long-term assets	24,175	18,958	17,273	16,346
Total long-term assets	40,112	35,438	27,351	28,550

Total assets	$167,579	$145,128	€107,461	€109,206

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and other current liabilities	$31,144	$28,465	€19,697	€21,266
Current portion of capital lease obligations	50	206	32	153
Deferred revenue	38,399	32,884	24,290	24,353
Total current liabilities	69,593	61,555	44,019	45,772

Long-term liabilities:
Long-term portion of capital lease obligations	-	17	-	12
Other long-term liabilities	4,401	2,536	2,766	1,690
Total long-term liabilities	4,401	2,553	2,766	1,702
Total liabilities	73,994	64,108	46,785	47,474

Shareholders' equity:
Paid-in capital	102,578	98,962	52,816	50,635
Treasury stock	(10,727)	(8,511)	(8,455)	(6,912)
Accumulated deficit and other	1,734	(9,431)	16,315	18,009
Total Shareholders' equity	93,585	81,020	60,676	61,732

Total liabilities and shareholders' equity	$167,579	$145,128	€107,461	€109,206

ILOG S.A.
Condensed Consolidated Statements of Cash Flow (unaudited)
In thousands of U.S. dollars
 (figures in italics are in thousands of euros and IFRS)

	Nine Months Ended
	March 31	March 31	March 31	March 31
	2008	2007	2008	2007

Cash flows from operating activities:
Net Income	$443	$2,932	€248	€2,491
Depreciation and amortization	3,863	2,070	2,630	1,597
Share-based compensation	2,467	1,979	1,347	1,056
Deferred income taxes	145	1,084	100	818
Unrealized (gain) loss on derivative instruments	(206)	(10)	(126)	(3)
(Gain) loss of equity in affiliates	124	396	74	299
Change in working capital	4,123	(1,277)	3,642	(742)
Net cash provided (used) by operating activities	10,959	7,174	7,915	5,516

Cash flows from investing activities:
Acquisition of fixed assets and business	(1,902)	(9,583)	(1,339)	(7,439)
Loans	(1,029)	-	(700)	-
Sale (Purchase) of short term investments, net	8,735	(270)	-	-
Net cash (used in) provided by investing activities	5,804	(9,853)	(2,039)	(7,439)

Cash flows from financing activities:
Repayment of capital lease obligations	(194)	(289)	(133)	(221)
Cash proceeds from issuance of shares	1,149	3,149	834	2,432
Purchase of treasury stock	(2,216)	(1,596)	(1,543)	(1,224)
Net cash provided by financing activities	$(1,261)	$1,264	€(842)	€987

Impact of exchange rate changes on cash and cash equivalents	8,683	2,222	(1,112)	(445)

Net increase (decrease) in cash, cash equivalents	24,185	807	3,922	(1,381)
Cash and cash equivalents, beginning of period	46,040	61,442	40,781	54,469
Cash and cash equivalents, end of period	$70,225	$62,249	€44,703	€53,088

Discussion of Income Statement for the Quarter Ended March 31, 2008

Revenues and Gross Margin
Revenues in the quarter increased to $46.1 million from $40.0 million, or by 15%, compared to the same quarter in the previous year.  Because of the stronger euro, at an average exchange rate of €1 = $1.50 compared to €1 = $1.31 in the same quarter last year, revenues expressed at prior-year constant currency rates increased by 8%.

Revenues by region were as follows (in thousands):

	Three Months Ended
	March 31	March 31	Change
	2008	2007	As Reported	Constant $
North America	$18,944	$17,714	7%	7
Europe	22,394	18,238	23%	10%
Asia Pacific	4,725	4,086	16%	3%
Total revenues	$46,063	$40,038	15%	8

License fee revenues increased by 18% compared to the same quarter last year as a result of strong activity in Europe, where large BRMS deals were signed in the quarter.  Maintenance revenues grew 19% in the quarter compared to the same quarter last year. This increase is the ongoing result of ILOG’s growing installed base and a solid renewal rate of maintenance contracts.

Professional services revenues grew by 6% in the quarter compared to the same quarter last year. The overall growth in professional services revenues was lower than in the previous quarters as growth in Europe was offset by stable revenues in North America and a decrease in Asia as a consequence of a lower number of engagements especially in financial services for our BRMS product line. The resulting underutilization of ILOG’s consulting resources affected the related gross margin for the quarter, which stood at 11% compared to 21% for the same period in the preceding year.

Operating Expenses
The 17% increase in operating expenses over the same quarter last year is primarily due to the addition of LogicTools, additional hiring at the Shanghai Development Center (SDC) in China and in North America, as well as salary increases in January.  In addition, the stronger euro affected ILOG’s French-based research and development activities, in particular. ILOG has put in place strict restraints on additional hiring and is implementing cost-saving measures across the organization in order to contain the increase in operating expenses in an environment of slower-than-expected top-line growth.

On March 31, 2008, ILOG had 856 employees, down nine people compared to December 31, 2007, and higher than the 782 employees at the same time last year. This increase is mainly due to the integration of LogicTools’ 43 employees and the hiring in China of 25 people for the SDC, specializing in consulting and pre-sales activities.

Research and development costs include a French research tax credit in the quarter for $1.4 million whereas no research tax credit was recorded in the same quarter last year.  This $1.4 million tax credit is recorded as a reduction of the research and development costs and represents an additional tax credit identified for calendar 2007 for $0.3 million and a portion of the 2008 calendar year French research tax credit for $1.1 million as a result of a new tax law in France applicable in calendar 2008. The portion of the tax credit calculated as a percentage of the costs related to eligible research projects increases significantly and is more predictable. ILOG therefore now accrues for this portion of the French research tax credit on a quarterly basis.

Non-Operating Expenses
Net interest income and other amounted to $0.5 million and included foreign currency exchange gains as a result of the efficiency of the hedging strategy to protect ILOG against the weakening dollar.

The income tax expense amounted to $0.2 million compared to $0.3 million in the same quarter last year as a result of the overall pre-tax profit decrease.

Discussion of Income Statement for the Nine Months Ended March 31, 2008
Revenues and Gross Margin
Revenues in the nine-month period increased to $134.9 million from $115.2 million, or by 17%, compared to the same period in the previous year. Expressed at prior year constant currency rates, revenues increased by 11%.

Revenues by region were as follows:

	Nine Months Ended		Change
	March 31	March 31
	2008	2007	As Reported	Constant $
North America	$60,288	$53,301	13%	13%
Europe	61,711	49,892	24%	12%
Asia Pacific	12,851	11,967	7%	-1%
Total revenues	$134,850	$115,160	17%	11%

License revenues increased by 13%, from $53.0 million in the same nine-month period last year, to $59.7 million this year. The growth is primarily due to the Optimization product line with CPLEX and the addition of the LogicTools business. Overall maintenance revenues increased by 22% compared to last year, reflecting ILOG’s growing installed base and excellent renewal rates for maintenance contracts, especially in the Optimization and BRMS product lines.

Professional services increased by 20% for the period, year over year, attributable to the excellent growth of this activity in Europe thus mitigated by a lower growth in the U.S. For the nine-month period, gross margin for professional services decreased to 14%, as compared to 22% in the same period last year.  As explained above, the lower utilization of ILOG consultants in North America and the lower number of engagements both in North America and Asia in the third quarter negatively impacted the margin.

Operating Expenses
The 18% increase in operating expenses over the prior year is primarily due to recruitments for the SDC in China, the addition of LogicTools, salary increases that were applied in the second quarter of last year, higher use of third parties in Europe, full-year impact of the office relocation in North America and additional accrual of professional services fees mainly for the Sarbanes-Oxley audit. In addition, the stronger euro affects approximately half of ILOG’s expenses, which are denominated in euros. ILOG also recorded an accrual for tax exposure identified during the quarter ending December 31, 2007 in Canada in the amount of $0.4 million.

Non-Operating Expenses
The income tax expense amounted to $0.5 million compared to $1.3 million in the same nine-month period last year due to the lower profit on the nine-month period.

Balance Sheet and Cash Flow Discussion

Including short-term investments, ILOG’s cash position totaled $70.2 million at March 31, 2008, up from $54.7 million on June 30, 2007. Collection of accounts receivable improved to reach 72 days sales outstanding at the end of the third quarter compared to 77 days at the end of fiscal year 2007. In addition, the increase in deferred revenue also resulted in a $3.0 million improvement in cash position. Excluding short-term investments, net cash used for investing activities during the nine-month period amounted to $2.9 million, for the purchase of IT equipment and a cash advance to one of ILOG’s equity investments, Prima Solutions. Cash used for financing activities netted $1.3 million as a result of purchase of treasury stocks in the amount of $2.2 million offset by proceeds from issuance of shares under exercise of stock options in the amount of $1.1 million, flat since the prior quarter as few stock options were exercised during the quarter.

As of March 31, 2008, shareholders’ equity was $93.6 million, an increase of $12.6 million from $81.0 million at June 30, 2007, mainly as a result of the impact of the stronger euro on currency translation adjustments, the grant of additional stock-based incentives and the exercise of stock options and warrants.  On March 31, 2008, ILOG had 19,208,848 shares issued and outstanding, compared to 19,062,464 at June 30, 2007, due to the exercise of 146,384 stock options and warrants.

Accounting Principles
ILOG’s financial statements in U.S. dollars are prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP).  Figures presented in euros have been prepared in accordance with International Financial Reporting Standards (IFRS). Following European regulation 1606/2002 dated July 19, 2002, all EU-listed companies are required to apply IFRS in preparing their financial statements for financial years commencing January 1, 2005 and thereafter.

Following the rule issued by the SEC on December 21, 2007, ILOG will no longer prepare audited U.S. GAAP financial statements in U.S. dollars, but will rather prepare audited IFRS financial statements in euros for the year ended June 30, 2008 without audited reconciliation to U.S. GAAP.  As a consequence, ILOG will gradually transition its financial reporting from U.S. GAAP and U.S. dollar to IFRS and euros.

Constant Exchange Rates
Where constant exchange rates are referred to in the above discussion, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year's exchange rates, rather than the exchange rates for the current period. This information is provided in order to assess how the underlying business performed before taking into account currency exchange fluctuations.

Press Release for French Shareholders
A translation of this press release in the French language is also available.

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